UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MOVADO GROUP, INC.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
624580-10-6
(CUSIP Number)

Efraim Grinberg c/o Movado Group, Inc. 650 From Road, Ste. 375 Paramus, New Jersey 07652 Tel. No.: (201) 267-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

FEBRUARY 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 624580106	Page 2 of 13

1	NAME OF REPORTING PERSON Grinberg Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 3,655,640 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,655,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,655,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 624580106	Page 3 of 13

1	NAME OF REPORTING PERSON Grinberg Group Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 3,655,640 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,655,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,655,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 624580106	Page 4 of 13

1	NAME OF REPORTING PERSON Efraim Grinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,232,341 SHARED VOTING POWER 4,529,435 SOLE DISPOSITIVE POWER 2,232,341 SHARED DISPOSITIVE POWER 4,529,435
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,761,776
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

Mr. E. Grinberg disclaims beneficial ownership as to the 954,218 shares held by the trusts for the benefit of his siblings of which he is trustee or co-trustee, the 855 shares of Movado Class A Common Stock held by the trust for the benefit of his nephew, the 285,475 shares of Movado Class A Common Stock held by the trusts for the benefit of his children and the children of his siblings and the 399,665 shares of Movado Class A Common Stock held by seven trusts for the benefit of his children and the children of his siblings. Mr. E. Grinberg also disclaims beneficial ownership as to the 38,000 shares of Class A Common Stock owned by CAP I Partners L.P. except to the extent of his pecuniary interest therein. He also disclaims beneficial ownership of the 10,000 shares of Movado Common Stock held by the charitable remainder trust.

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 624580106	Page 5 of 13

1	NAME OF REPORTING PERSON Miriam G. Phalen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 339,690 SHARED VOTING POWER 3,655,640 SOLE DISPOSITIVE POWER 339,690 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,995,330
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

Ms. Phalen disclaims beneficial ownership as to the 14,417 shares of Movado Common Stock, and options to purchase of 59,735 shares of Movado Common Stock, held by Ms. Phalen’s husband.

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 624580106	Page 6 of 13

1	NAME OF REPORTING PERSON Alexander Grinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 253,510 SHARED VOTING POWER 3,740,430 SOLE DISPOSITIVE POWER 253,510 SHARED DISPOSITIVE POWER 84,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,993,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 624580106	Page 7 of 13

Item 1.     Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Movado Common Stock”), of Movado Group, Inc., a New York corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 650 From Road, Ste. 375, Paramus, New Jersey 07652.

Item 2.     Identity and Background.

(a)        The names of the persons filing this statement are Grinberg Partners L.P. (“GPLP”), a Delaware limited partnership, Grinberg Group Partners (“GGP”), a Delaware general partnership, Efraim Grinberg (“Mr. E. Grinberg”), Miriam G. Phalen (“Ms. Phalen”) and Alexander Grinberg (“Mr. A. Grinberg” and, collectively with GPLP, GGP, Mr. E. Grinberg and Ms. Phalen, the “Reporting Persons”). GGP is the general partner of GPLP. Mr. E. Grinberg, Ms. Phalen and Mr. A. Grinberg are three of the four general partners of GGP. The other general partner is Mrs. Sonia Grinberg (“Mrs. S. Grinberg”). Mr. E. Grinberg is the Managing Partner of GGP and, under the partnership agreement of GGP, has sole authority to act on behalf of GGP.

(b)        The business address of GPLP, GGP, Mr. E. Grinberg, Ms. Phalen, and Mr. A. Grinberg is 650 From Road, Ste. 375, Paramus, New Jersey 07652.

(c)        GPLP was formed to provide a common vehicle for members of the Grinberg family and trusts to become knowledgeable about, manage, and preserve family assets. GGP was formed to invest in, purchase and sell real estate and securities of domestic or foreign operating companies and to act as a partner of any partnership, including GPLP. Mr. E. Grinberg’s principal occupation is President, Chief Executive Officer and Chairman of the Issuer. Ms. Phalen’s principal occupation is homemaker. Mr. A. Grinberg’s principal occupation is manager of one of the product brands of the Issuer.

(d)        During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. E. Grinberg, Ms. Phalen, and Mr. A. Grinberg are United States citizens.

Item 3.     Source and Amount of Funds or Other Consideration.

On February 19, 2009, Mr. E. Grinberg acquired beneficial ownership of 399,665 shares of Class A Common Stock, par value $0.01 per share (the “Movado Class A Common Stock”), of the Issuer as a result of the passing of Mr. Gedalio Grinberg (“Mr. G. Grinberg”). Mr. G. Grinberg made a specific bequest of these shares to seven separate trusts, which were established under Mr. G. Grinberg’s last will and testament for the benefit of certain of his family members, of which trusts Mr. E. Grinberg is the sole trustee. In addition, upon the passing of Mr. G. Grinberg, Mr. E. Grinberg acquired beneficial ownership of 38,000 shares of Movado Class A Common Stock held by CAP I Partners L.P. upon his appointment as the managing partner of CAP I Partners LLC, which is the general partner of CAP I Partners L.P. Mr. E. Grinberg also acquired beneficial ownership of 10,000 shares of the Movado Common Stock held by a charitable remainder trust, of which trust Mr. E. Grinberg is a co-trustee. Each share of Movado Class A Common Stock is convertible on a one-for-one basis into Movado Common Stock. Prior to such conversion, each share of Movado Class A Common Stock is entitled to 10 votes per share on all matters submitted to a vote of the shareholders of the Issuer. Each share of Movado Common Stock is entitled to one vote per share.

CUSIP No. 624580106	Page 8 of 13

Item 4.     Purpose of Transaction.

The transfer of securities to Mr. E. Grinberg from Mr. G. Grinberg’s estate resulted from the passing of Mr. G. Grinberg. Mr. E. Grinberg also acquired beneficial ownership of Movado Class A Common Stock held by CAP I Partners L.P. and Movado Common Stock held by a charitable remainder trust upon his appointments as the managing partner of CAP I Partners LLC and co-trustee of the trust, as explained further in Item 3 above. Mr. E. Grinberg is the President, Chief Executive Officer and Chairman of the Issuer, as well as the Managing Partner of GGP, which is the general partner of GPLP. As a result, Mr. E. Grinberg may, in the ordinary course or otherwise, exercise his beneficial ownership of his own shares of Movado Common Stock and Movado Class A Common Stock, and the shares of Movado Class A Common Stock and Movado Common Stock beneficially owned by GGP, GPLP, CAP I Partners L.P., CAP I Partners LLC or the charitable remainder trust to take actions to influence the management, business, and affairs of the Issuer.

Other than as described or contemplated in this Item 4, or as announced publicly, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Notwithstanding the above, the Reporting Persons may at any time and from time to time, and reserve the right to, acquire additional securities of the Issuer, dispose of any such securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities, to the extent deemed advisable by the Reporting Persons in light of market conditions or other factors that may have the effects described in clauses (a) through (j) in the preceding paragraph.

Item 5.     Interest in Securities of the Issuer.

GPLP

(a)        GPLP beneficially owns an aggregate of 3,655,640 shares of Movado Class A Common Stock, which, as converted into Movado Common Stock, represents 17.0% of the issued and outstanding shares of Movado Common Stock. Such 3,655,640 shares are held directly by GPLP.

(b)        GPLP has shared voting and dispositive power with respect to 3,655,640 shares of Movado Class A Common Stock held directly by GPLP with GGP (its general partner) and Mr. E. Grinberg (as Managing Partner of GGP). GPLP has shared voting power with Ms. Phalen and Mr. A. Grinberg with respect to such shares as a result of the voting arrangement described in Item 6, below.

(c)        There have been no transactions by GPLP in Movado Common Stock effected since May 29, 2009, the 60th day prior to July 28, 2009.

(d)        All sale proceeds and dividends on shares of Movado Class A Common Stock owned by GPLP are for the benefit of GPLP and its partners, as set forth in the Limited Partnership Agreement (the “Partnership Agreement”), dated August 20, 1998, by and among GGP, Mr. G. Grinberg, Mr. E. Grinberg, Ms. Phalen, and Mr. A. Grinberg and filed as Exhibit 2 to the Schedule 13D jointly filed by GPLP, GGP, Ms. Phalen and Mr. A. Grinberg with the Securities and Exchange Commission on August 31, 1998 and incorporated herein by reference.

CUSIP No. 624580106	Page 9 of 13

(e)	Not applicable.

GGP

(a)        GGP beneficially owns 3,655,640 shares of Movado Class A Common Stock, which, as converted into Movado Common Stock, represents 17.0% of the issued and outstanding shares of Movado Common Stock. Such 3,655,640 shares are owned by GPLP, of which GGP is the general partner.

(b)        GGP has shared voting and dispositive power with respect to 3,655,640 shares of Movado Class A Common Stock beneficially owned by GGP with GPLP (the general partnership of which GGP is the general partner) and Mr. E. Grinberg (its Managing Partner). GGP has shared voting power with Ms. Phalen and Mr. A. Grinberg with respect to such shares as a result of the voting arrangement described in Item 6, below.

(c)        There have been no transactions by GGP in Movado Common Stock effected since May 29, 2009, the 60th day prior to July 28, 2009.

(d)        All sale proceeds and dividends on shares of Movado Class A Common Stock owned by GPLP are for the benefit of GPLP and its partners, as set forth in the Partnership Agreement.

(e)	Not applicable.

Mr. E. Grinberg

(a)        Mr. E. Grinberg beneficially owns 6,761,776 shares of Movado Common Stock (representing 28.7% of the issued and outstanding shares of Movado Common Stock), of which 207,836 are shares of Movado Common Stock owned by Mr. E. Grinberg directly, 772,401 are shares of Movado Common Stock which Mr. E. Grinberg has the right to acquire by the exercise of options under the Issuer’s Stock Incentive Plan and 10,000 are shares of Movado Common Stock held by the charitable remainder trust, for which trust Mr. E. Grinberg is co-trustee. The balance of Mr. E. Grinberg’s shares are shares of Movado Class A Common Stock. Included in Mr. E. Grinberg’s total number of shares of Movado Class A Common Stock are: 251,133 shares of Movado Class A Common Stock which he owns directly and an aggregate of 563,306 shares held by several trusts for the benefit of Mr. E. Grinberg’s siblings and himself, of which trusts Mr. E. Grinberg is sole trustee. Also included in the shares of Class A Common Stock reported as beneficially owned by Mr. E. Grinberg are 399,665 shares held by seven trusts for the benefit of Mr. E. Grinberg’s children and the children of his siblings, of which trusts he is a sole trustee with sole investment and voting power. In addition, the amount of shares reported for Mr. E. Grinberg includes an aggregate of 862,940 shares of Movado Class A Common Stock held by several trusts for the benefit of Mr. E. Grinberg’s siblings and himself, 855 shares of Movado Class A Common Stock held by a trust for the benefit of Mr. E. Grinberg’s nephew, of which trusts Mr. E. Grinberg is co-trustee with Mr. Andrew Regan, and 38,000 shares of Movado Class A Common Stock held by CAP I Partners L.P., which Mr. E. Grinberg beneficially owns as the managing partner of CAP I Partners LLC, which is the general partner of CAP I Partners L.P. Mr. E. Grinberg, as Managing Partner of GGP (the general partner of GPLP), has beneficial ownership of the 3,655,640 shares of Movado Class A Common Stock held directly by GPLP.

Of those 1,826,766 shares of Movado Class A Common Stock held by trusts of which Mr. E. Grinberg is sole trustee or co-trustee, Mr. E. Grinberg disclaims beneficial ownership as to the 954,218 shares held by the trusts for the benefit of his siblings of which he is trustee or co-trustee, the 855 shares of Class A Common Stock held by the trust for the benefit of his nephew, and the 285,475 shares of Class A Common Stock held by the trusts for the benefit of his children and the children of his siblings and the 399,665 shares of Movado Class A Common Stock held by seven trusts for the benefit of his children and the children of his siblings.  Mr. E. Grinberg also disclaims beneficial ownership as to the 38,000 shares of Class A Common Stock owned by CAP I Partners L.P. except to the extent of his pecuniary interest therein. He also disclaims beneficial ownership of the 10,000 shares of Common Stock held by the charitable remainder trust.

CUSIP No. 624580106	Page 10 of 13

(b)        Mr. E. Grinberg has sole voting and dispositive power with respect to the 207,836 shares of Movado Common Stock which he owns directly, the 772,401 shares of Movado Common Stock which he has the right to acquire by the exercise of options under the Issuer’s Stock Incentive Plan and the 251,133 shares of Movado Class A Common Stock which he owns directly. Mr. E. Grinberg has sole voting and dispositive power with respect to the 563,306 shares of Movado Class A Common Stock held by the trusts of which he is the sole trustee, the 399,665 shares of Movado Class A Common Stock held by the trusts established by Mr. G. Grinberg’s last will and testament and of which he is the sole trustee, and the 38,000 shares of Movado Class A Common Stock held by CAP I Partners L.P., which Mr. E. Grinberg beneficially owns as the managing partner of CAP I Partners LLC, which is the general partner of CAP I Partners L.P. Mr. E. Grinberg has shared voting and dispositive power with Mr. Andrew Regan with respect to the 863,795 shares of Movado Class A Common Stock held by the trusts of which he is co-trustee with Mr. Andrew Regan. Mr. E. Grinberg has shared voting and dispositive power with Mr. Andrew H. Weiss with respect to the 10,000 shares of Movado Class A Common Stock held by a charitable remainder trust of which he is co-trustee with Mr. Andrew H. Weiss. Mr. E. Grinberg, as Managing Partner of GGP (the general partner of GPLP), shares voting and dispositive power with respect to the 3,655,640 shares of Movado Class A Common Stock held directly by GPLP with GGP and GPLP. Mr. E. Grinberg shares voting power with respect to such shares with Ms. Phalen and Mr. A. Grinberg as a result of the voting arrangement described in Item 6 below.

(c)        Other than the contribution described in Item 3 above, there have been no transactions by Mr. E. Grinberg in Movado Common Stock effected since May 29, 2009, the 60th day prior to July 28, 2009.

(d)        All sale proceeds and dividends on shares of Movado Common Stock or Movado Class A Common Stock held by the trusts are for the benefit of the respective beneficiaries of those trusts, which include Mr. E. Grinberg, Ms. Phalen and Mr. A. Grinberg.

All sale proceeds and dividends on shares Movado Class A Common Stock owned by GPLP are for the benefit of GPLP and its partners, as set forth in the Partnership Agreement.

(e)	Not applicable.

Ms. Phalen

(a)        Ms. Phalen beneficially owns 3,995,330 shares of Movado Class A Common Stock, which, as converted into Movado Common Stock, represents 18.3% of the issued and outstanding shares of Movado Common Stock. Of the 3,995,330 shares of Movado Class A Common Stock reported as beneficially owned by Ms. Phalen, 254,906 shares are owned by Ms. Phalen directly, 3,655,640 shares are owned by GPLP, of which Ms. Phalen is a limited partner, and 84,784 shares are held by trusts for the benefit of Ms. Phalen’s children of which trusts Ms. Phalen is sole trustee. Ms. Phalen disclaims beneficial ownership as to the 14,417 shares of Movado Common Stock and options to purchase 59,735 shares of Movado Common Stock held by Ms. Phalen’s husband.

(b)        Ms. Phalen has sole voting and dispositive power with respect to the 254,906 shares of Movado Class A Common Stock owned by her directly and sole voting and dispositive power with respect to the 84,784 shares of Movado Class A Common Stock held by the trusts. As a result of the voting arrangement described in Item 6 below, Ms. Phalen shares voting power with respect to the 3,655,640 shares of Movado Class A Common Stock held directly by GPLP with GPLP, GGP (GPLP’s general partner), Mr. E. Grinberg (GGP’s Managing Partner) and Mr. A. Grinberg.

(c)        There have been no transactions by Ms. Phalen in Movado Common Stock effected since May 29, 2009, the 60th day prior to July 28, 2009.

(d)        All sale proceeds and dividends on shares of Movado Common Stock or Movado Class A Common Stock held by the trusts are for the benefit of the respective beneficiaries of those trusts, which include Ms. Phalen’s children.

CUSIP No. 624580106	Page 11 of 13

            All sale proceeds and dividends on shares of Movado Class A Common Stock owned by GPLP are for the benefit of GPLP and its partners, as set forth in the Partnership Agreement.

(e)	Not applicable.

Mr. A. Grinberg

(a)        Mr. A. Grinberg beneficially owns 3,993,940 shares of Movado Common Stock (representing 18.3% of the issued and outstanding shares of Movado Common Stock), of which 3,134 are shares of Movado Common Stock owned by Mr. A. Grinberg directly. The balance of Mr. A. Grinberg’s shares are shares of Movado Class A Common Stock. Included in Mr. A. Grinberg’s total number of shares of Movado Class A Common Stock are 250,376 shares which he owns directly, 3,655,640 shares which are owned by GPLP, of which Mr. A. Grinberg is a limited partner, and 84,790 shares are held by trusts for the benefit of Mr. A. Grinberg’s niece and nephew, of which trusts Mr. A. Grinberg is co-trustee with Mr. Mark Fishman.

(b)        Mr. A. Grinberg has sole voting and dispositive power with respect to (i) the 3,134 shares of Movado Common Stock owned by him directly and (ii) the 250,376 shares of Movado Class A Common Stock owned by him directly, and shared voting and dispositive power with Mark Fishman with respect to the 84,790 shares of Movado Class A Common Stock held by the trusts of which he is co-trustee with Mr. Mark Fishman. As a result of the voting arrangement described in Item 6 below, Mr. A. Grinberg shares voting power with respect to the 3,655,640 shares of Movado Class A Common Stock held directly by GPLP with GPLP, GGP (GPLP’s general partner), Mr. E. Grinberg (GGP’s Managing Partner) and Ms. Phalen.

(c)        Other than the contribution described in Item 3 above, there have been no transactions by Mr. A. Grinberg in Movado Common Stock effected May 29, 2009, the 60th day prior to July 28, 2009.

(d)        All sale proceeds and dividends on shares of Movado Common Stock or Movado Class A Common Stock held by the trusts are for the benefit of the respective beneficiaries of those trusts, which include Mr. A. Grinberg’s niece and nephew.

All sale proceeds and dividends on shares of Movado Class A Common Stock owned by GPLP are for the benefit of GPLP and its partners, as set forth in the Partnership Agreement.

(e)	Not applicable.

Item 6.     Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 20, 1998, GGP, Mr. E. Grinberg, Ms. Phalen, Mr. A. Grinberg, and Mr. G. Grinberg entered into the Partnership Agreement, pursuant to which they formed GPLP and collectively transferred to GPLP a total of 1,545,500 shares of Movado Class A Common Stock. The Partnership Agreement provides, in pertinent part, that (i) GGP shall be the general partner of GPLP and shall have exclusive management and control of the business and affairs of the partnership and (ii) at any time when either Ms. Phalen or Mr. A. Grinberg is a limited partner of GPLP, then Ms. Phalen and Mr. A. Grinberg, jointly, if they shall both be limited partners, or such one of them as shall then be a limited partner, shall have the power to direct GGP to vote the shares of the Issuer owned by GPLP to support the nomination and appointment of any one of Ms. Phalen, Mr. A. Grinberg or Mrs. S. Grinberg to be a member of the board of directors of the Issuer.

CUSIP No. 624580106	Page 12 of 13

Item 7.     Material to be Filed as Exhibits.

Exhibit 1.           Joint Filing Agreement of the Reporting Persons, dated March 18, 2008, by and among GPLP, GGP, Mr. E. Grinberg, Ms. Phalen and Mr. A. Grinberg and filed as Exhibit 1 to the Schedule 13D jointly filed by GPLP, GGP, Mr. E. Grinberg, Ms. Phalen and Mr. A. Grinberg with the Securities and Exchange Commission on March 19, 2008 and incorporated herein by reference.

Exhibit 2.           Limited Partnership Agreement, dated August 20, 1998, by and among GGP, Mr. G. Grinberg, Mr. E. Grinberg, Ms. Phalen and Mr. A. Grinberg and filed as Exhibit 2 to the Schedule 13D jointly filed by GPLP, GGP, Ms. Phalen and Mr. A. Grinberg with the Securities and Exchange Commission on August 31, 1998 and incorporated herein by reference.

CUSIP No. 624580106	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2009

GRINBERG PARTNERS L.P.
By:	GRINBERG GROUP PARTNERS, its General Partner
By:	/s/ Efraim Grinberg
Name: Efraim Grinberg Title: Managing Partner

GRINBERG GROUP PARTNERS
By:	/s/ Efraim Grinberg
Name: Efraim Grinberg Title: Managing Partner

/s/ Efraim Grinberg
EFRAIM GRINBERG

/s/ Miriam G. Phalen
MIRIAM G. PHALEN

/s/ Alexander Grinberg
ALEXANDER GRINBERG